BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York 10286

April 22, 2024

BNY Mellon Investment Funds V, Inc.

240 Greenwich Street

New York, New York 10286

Re: Expense Limitation – BNY Mellon Large Cap Equity Fund

To Whom It May Concern:

Effective May 1, 2024, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Large Cap Equity Fund (the "fund"), a series of BNY Mellon Investment Funds V, Inc. (the "Company"), as follows:

Until May 1, 2025, BNY Mellon Investment Adviser, Inc. has contractually agreed, to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the fund's share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .75%. On or after May 1, 2025, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Company, upon the approval of the Board of Directors of the fund and BNYM Investment Adviser, to lower the net amounts shown and may only be terminated prior to May 1, 2025 in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the fund.

BNY MELLON INVESTMENT ADVISER, INC.
By: /s/ James Windels James Windels Director

Accepted and Agreed To:

BNY MELLON INVESTMENT FUNDS V, INC.

On Behalf of BNY Mellon Large Cap Equity Fund

By:	/s/ Amanda Quinn

Amanda Quinn

Assistant Secretary